Filed pursuant to Rule 433
Registration No. 333-182336
May 5, 2014
PRICING TERM SHEET

Issuer:	Appalachian Power Company
Expected Ratings*:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services
Designation:	Senior Notes, Series U, due 2044
Principal Amount:	$300,000,000
Maturity:	May 15, 2044
Coupon:	4.40%
Interest Payment Dates:	May 15 and November 15
First Interest Payment Date:	November 15, 2014
Treasury Benchmark:	3.75% due November 15, 2043
Treasury Yield:	3.392%
Reoffer Spread:	T+ 105 basis points
Yield to Maturity:	4.442%
Price to Public:	99.306% of the principal amount thereof
Transaction Date:	May 5, 2014
Settlement Date:	May 8, 2014 (T+3)
Redemption Terms: Make-whole call: Par call:	Prior to November 15, 2043 at a discount rate of the Treasury Rate plus 20 basis points On or after November 15, 2043 at par
Minimum Denomination:	$1,000 and integral multiples in excess thereof
CUSIP/ISIN:	037735CT2/US037735CT25
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, collect at 1-212-834-4533, Mitsubishi UFJ Securities (USA), Inc., toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC, toll-free at 1-800-326-5897.